EXHIBIT 99.216

September 22, 2021

Consent of Independent Auditor

We hereby consent to the inclusion in this Registration Statement on Form 40-F of mCloud Technologies Corp. (the "Company") of our report dated May 29, 2019 relating to the consolidated financial statements of the Company as at December 31, 2018.

MNP LLP

Calgary, Alberta, Canada

Chartered Professional Accountants